1(212) 318-6275

rachaelschwartz@paulhastings.com

January 31, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:                             Brookfield Mortgage Opportunity Income Fund Inc. (the “Fund”)
Registration Statement on Form N-2

File Nos. 333-185159 and 811-22773

Ladies and Gentlemen

On behalf of the Fund, transmitted herewith is a copy of the Fund’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 for filing under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended (the “Registration Statement”).

The filing has been marked to show changes made since the filing of the Fund’s Registration Statement on Form N-2 on November 27, 2012 (SEC Accession No. 0001047469-12-010812), reflecting comments we received from the Commission staff on December 20, 2012.

Should you have any questions or comments regarding the filing, please do not hesitate to contact the undersigned at the number above.

Sincerely,

/s/ Rachael L. Schwartz

Rachael L. Schwartz
for PAUL HASTINGS LLP

RLS